Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

December 17, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form SF-3 File No. 333-228375

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced registration statement to 12:00 P.M., Washington, D.C. time on December 20, 2018, or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours, BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

	By:	/s/ Leland F. Bunch, III
Name: Leland F. Bunch, III
Title: Chief Executive Officer and President

cc: W. Todd Stillerman, Esq. Henry A. LaBrun, Esq.